C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release
February 9, 2012

Manulife Financial ends 2011 with net income of $129 million, an improvement of $1.8 billion over 2010, achieves its three-year product repositioning and continues to pursue sustainable growth

TORONTO – Manulife Financial Corporation (“MFC”) reported today a net loss attributed to shareholders of $69 million for the fourth quarter ended December 31, 2011, and net income of $129 million for the full year.  The Company took a goodwill impairment charge of $665 million in the fourth quarter which was related to low interest rates and actions taken to reduce the impact of low interest rates in 2011.  The Company has also restructured its U.S. annuity businesses, and implemented further price increases on new business.

As a result of these actions, and others taken by the Company over the last three years, the Company has achieved its product mix repositioning. Products “not targeted for growth” now represent a small part of the portfolio, and as a result, use of this nomenclature will be discontinued in future quarters. The Company continues to aggressively pursue growth of wealth management products, insurance products and fee-based products, with less-intensive interest rate and equity guarantees in all of its geographies.

Throughout 2011, the Company continued to make progress hedging both equity markets and interest rates, and the benefits of the program were evident during the second half of the year when the hedging was successful in mitigating most of the impact.  The Company also made progress with John Hancock Long-Term Care price increases on in-force retail business, with four additional state approvals received in the fourth quarter, bringing the total to 29 states.  Through its strong distribution and branding efforts, the Company generated significant and diversified growth of less risky higher return new business.  Manulife completed the year ended December 31, 2011 with a MLI MCCSR ratio at a comfortable 216 per cent.

Highlights:

•
Company wide sales1 of insurance products targeted for growth in the fourth quarter increased 13 per cent over the fourth quarter 2010, excluding the impact of New Whole Life (NWL) in Japan, where deliberate price increases were implemented earlier in the year.  Including NWL, sales increased by one per cent.  For the full year, sales of insurance products targeted for growth increased 11 per cent versus 2010 and were up 35 per cent from 2009.

•
Company wide sales of wealth products targeted for growth in the fourth quarter remained strong despite volatile equity markets and historically low interest rates.  Although fourth quarter 2011 sales of wealth products targeted for growth decreased by 12 per cent versus the fourth quarter 2010, for the full year, sales of these products increased 11 per cent compared to 2010 and were up 40 per cent from 2009.

•	In Asia, we continued to expand distribution. In the fourth quarter, we completed a new bancassurance strategic partnership with PT Bank Danamon Indonesia Tbk, bringing us to a

1 Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

total of six new bancassurance arrangements in 2011.  As of December 31, 2011, we increased our number of agents by 18 per cent compared to the prior year, with record numbers of agents in Hong Kong, Vietnam, China, Indonesia, and the Philippines. Major branding campaigns were launched throughout the region in 2011 to strengthen brand awareness.

•
In Canada, fourth quarter sales growth of targeted insurance and wealth products was moderated by the impact of economic uncertainty and price increases.  Group Benefits and Affinity Markets recorded strong fourth quarter sales growth, while Manulife Mutual Funds delivered record sales for the full year of $2 billion, a 45 per cent increase over 2010, and Manulife Bank delivered record lending volumes.

•
In the U.S., sales of life insurance products targeted for growth in the fourth quarter increased 13 per cent versus the fourth quarter 2010, driven by sales of new universal life products launched in early 2011.  For the full year, John Hancock Mutual Funds delivered record sales of $12.5 billion, 29 per cent above 2010.

•	In order to reposition our U.S. retail annuity businesses in light of the unfavourable markets, we combined our retail annuity distribution resources with those of John Hancock Mutual Funds.

•
As a result of the current and anticipated low interest rate environment and actions in 2011 taken to reduce the impact associated with low interest rates, the carrying value of goodwill for our John Hancock Life Insurance business was reduced by $665 million.

•
Net income in accordance with U.S. GAAP2 for the fourth quarter was $370 million, $425 million higher than our results under the Canadian version of IFRS (C-IFRS3).  For the full year 2011, U.S. GAAP net income was $3.8 billion, $3.5 billion higher than our results under the C-IFRS.  Shareholders’ equity in accordance with U.S. GAAP was $40.8 billion at the end of 2011, $16 billion higher than under C-IFRS.

•
General account asset performance continued to be a Company strength, with the small amount of credit losses in the fourth quarter more than offset by gains in real estate, which reflects our strategy of avoiding risk concentration with a diversified, high-quality portfolio.

•	Achieved a record $500 billion in Funds Under Management as at December 31, 20112.

•
We remained ahead of our timetable on hedging.  We have already achieved our year-end 2012 equity markets hedging goal and 93 per cent of our 2014 goal.  We have also achieved our 2014 interest rate hedging goal.

•	The MCCSR ratio for The Manufacturers Life Insurance Company (“MLI”) stood at 216 per cent as of December 31, 2011.

•
Because sales of products not targeted for growth now represents a relatively small portion of overall sales, the categorization of products as “targeted for growth” and “not targeted for growth” will be discontinued in 2012.

Fourth Quarter 2011 (Three months ended December 31, 2011):

•	Net loss attributed to shareholders of $69 million vs. a net gain of $1,796 million in the fourth quarter of 2010.

•	Diluted loss per share, excluding convertible instruments2, of $0.05 vs. earnings per share of $1.00 in the fourth quarter of 2010.

•	Return on common shareholders’ equity2 of (1.6) per cent.

•	Net loss excluding the direct impact of equity markets and interest rates2 was $222 million vs. a net gain of $972 million in the fourth quarter of 2010.

2	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3
The Canadian version of IFRS uses IFRS as issued by the International Accounting Standards Board. However because IFRS does not have an insurance contract measurement standard, we continue to use the Canadian Asset Liability method (CALM).

February 9, 2012 – Press Release Reporting Fourth Quarter Results

•	Net income in accordance with U.S. GAAP for the fourth quarter was $370 million vs. $863 million in the fourth quarter of 2010.

Full Year 2011 (Twelve months ended December 31, 2011):

•	Net income attributed to shareholders of $129 million vs. a net loss of $1,663 million for the full year 2010.

•	Diluted earnings per share, excluding convertible instruments, of $0.02 vs. a loss per share of $0.99 for the full year 2010.

•	Return on common shareholders’ equity of 0.2 per cent.

•	Net income excluding the direct impact of equity markets and interest rates was $1,193 million vs. a net loss of $660 million for the full year 2010.

•	Net income in accordance with U.S. GAAP for 2011 was $3,765 million vs. $1,712 million for the full year 2010.

President and Chief Executive Officer Donald Guloien stated, “With the end of 2011, we achieved our three-year product mix repositioning in all three of our geographies.  We have led the market in executing price increases on new products, and made progress on price increases for our in-force Long-Term Care business.  We also significantly expanded our equity market and interest rate hedging programs in the first half of the year, reducing our earnings and capital sensitivity.  These programs mitigated most of the equity market and interest rate risk in the second half of the year as financial markets became increasingly volatile.”

Mr. Guloien added, “At the same time, we delivered strong top line growth in our highest priority areas, particularly in the non-guarantee-dependent wealth and asset management businesses and in Asia.  We expanded our distribution capabilities in Asia, including growing our bancassurance partnerships in six of our businesses.  In Canada, we delivered record sales results for both mutual funds and the bank and in the U.S., John Hancock Mutual Funds sales also reached a record level.  At the same time, we strengthened the Manulife and John Hancock brands.  Thanks to these efforts and continuing positive results from investments, we are well positioned to pursue more sustainable, better diversified growth.”

Chief Financial Officer Michael Bell commented, "We closed 2011 in a strong financial position, with a capital ratio for MLI at a comfortable 216 per cent, given our equity market and interest rate sensitivity and with a healthier mix of new business.  We continue to remain ahead of our timetable on hedging. We have already achieved our year-end 2012 equity markets hedging goal and 93% of our 2014 goal. We have also achieved our 2014 interest rate hedging goal.  Our Investment division continued to generate strong general account performance, reflecting our strategy of avoiding risk concentration with a diversified, high-quality portfolio and disciplined approach to extending credit.  With this progress we are well positioned to pursue sustainable growth with our focus on selling products that we expect to generate higher returns with lower earnings volatility."

February 9, 2012 – Press Release Reporting Fourth Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia said, “I am pleased with our results in the fourth quarter and all of 2011.  The positioning of our businesses to take advantage of economic and demographic trends in Asia has never been better.”

Asia Division’s fourth quarter insurance sales of US$305 million were four per cent lower than the same quarter of 2010, on a constant currency basis4.  As expected, sales in Japan declined as a result of the second quarter price increases on its New Whole Life product.  Full year insurance sales of US$1.2 billion were 13 per cent higher than 2010 driven by record performance in six of our ten businesses.  Highlights include5:

•
Japan insurance sales for the fourth quarter were down 17 per cent from the record fourth quarter of the prior year, largely due to repricing actions outlined above.  Full year 2011 sales reached a record high of US$690 million, 13 per cent higher than the prior year’s record sales.  We achieved this growth through sales of our cancer and increasing term products in the Managing General Agent (“MGA”) channel.

•
Hong Kong fourth quarter insurance sales declined three per cent from a year ago, largely due to the impact of volatility in equity markets on sales of unit linked insurance products.  Full year sales reached a record high of US$209 million, up eight per cent over the prior year, driven by expanded agency and bank channel distribution.

•
Asia Other posted record insurance sales for both the fourth quarter and full year.  Compared to 2010, full year sales of US$345 million were up 19 per cent and fourth quarter sales were up 23 per cent.  Record full year sales levels were achieved in Indonesia, the Philippines and Vietnam, while Singapore had solid growth.  Expanded distribution fueled growth, as agent manpower grew 21 per cent over year end 2010.  Bank channel sales also grew 26 per cent over full year 2010, driven by Indonesia which contributed 74 per cent of the year-over-year increase.

Fourth quarter wealth sales excluding variable annuities were US$821 million, a decline of 39 per cent from the fourth quarter of 2010 on a constant currency basis.  On a full year basis sales of US$3.8 billion increased 17 per cent from full year 2010. Highlights include5:

•
Hong Kong wealth full year sales of US$931 million were down four per cent and fourth quarter results were down 55 per cent from the same periods in 2010, primarily as a result of the issuance of two Qualified Foreign Institutional Investor (“QFII”) funds targeting the China equity and bond markets in the fourth quarter 2010, as well as unfavourable consumer sentiment in 2011.

•
Japan fourth quarter wealth sales, excluding variable annuities, were more than three times that of the same period in the prior year and drove full year sales of $299 million, up 69 per cent over 2010 sales.  Growth was fueled by the fourth quarter 2011 launch of an Australian dollar denominated fixed annuity product through the bank channel.

•
Asia Other fourth quarter wealth sales of US$485 million were significantly lower than prior year fourth quarter attributable to the volatile markets.  Full year sales of US$2.5 billion were 23 per cent higher than the same period in 2010, driven by fund launches in Manulife TEDA in the first half of the year.

Asia Division agency and bank channel distribution capacity, a key factor to our long-term growth strategy, continues to expand.  Distribution highlights include:

•	Contracted agents at the end of the year exceeded 50,000, an 18 per cent increase from the end of 2010, with a record number of agents in Hong Kong, Vietnam, China, Indonesia and the Philippines.

4	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

5	All sales growth (declines) are stated on a constant currency basis.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

•	In 2011, we added new bancassurance agreements in Hong Kong, Indonesia, Malaysia, China and Taiwan.

•
In China, Manulife-Sinochem was licensed to operate in 49 cities as at December 31, 2011 up from 45 cities at the end of 2010.  We also received notice that we will be awarded an insurance license in Cambodia and we will commence operations in 2012.

Canada Division

“We continued to produce solid sales results across the Division throughout 2011, despite significant interest rate declines and increased equity market volatility,” said Paul Rooney, President and CEO, Manulife Canada. “Several business lines reported record sales for the year including Manulife Mutual Funds (MMF), Manulife Bank, Group Benefits small business segment and Affinity travel insurance, while Group Retirement Solutions continued to lead the Defined Contribution pension plan market in sales6. With the continued declines in interest rates, Individual Insurance demonstrated market leadership by introducing Universal Life price increases in October 2011, with most competitors subsequently following our lead. Across the Division, we have reduced the equity and interest rate risk of our new business, and invested in development and growth of businesses with lower required capital and higher return potential. Our sales results indicate demonstrable progress in our product repositioning strategy.”

Full year 2011 sales of individual wealth management products targeted for growth of $7.9 billion were eight per cent higher than in 2010 reflecting record MMF retail deposits and Manulife Bank new loan volumes. Fourth quarter 2011 sales of $1.9 billion were modestly lower than fourth quarter 2010 primarily due to a decline in MMF retail deposits.

•
MMF retail deposits of $287 million in fourth quarter 2011 were significantly lower than fourth quarter 2010 levels, reflecting an industry-wide decline in sales as investor confidence faltered in the face of continued market volatility and political and economic turmoil in Europe. Full year 2011 retail deposits were a record $2.0 billion. MMF was the second fastest growing firm based on funds under management of the top ten firms reporting to the Investment Funds Institute of Canada (IFIC)7.

•
Manulife Bank attained a record $20 billion in assets at the end of 2011, up 12 per cent from the end of 2010 driven by strong growth in net lending assets. New loan volumes for the year were a record $4.7 billion, an increase of seven per cent from 2010 levels, reflecting the continued success of ManulifeOne, our all-in-one home collateralized line of credit. For the fourth quarter, new loan volumes of $1.2 billion were consistent with fourth quarter 2010 volumes. Throughout the year, the business environment continued to be very competitive with slowing credit growth and aggressive rate actions across the financial services industry to attract and retain business.

•
Fourth quarter 2011 sales of our low risk variable annuity products targeted for growth  of just under $300 million were boosted by the October 2011 launch of Manulife PensionBuilder. This product invests in a fixed income portfolio to provide consumers with guaranteed lifetime income allowing predictable, steady growth and limited downside risk without equity exposure. For the year, low risk variable annuities contributed $831 million to sales in 2011 as compared to $652 million in 2010.

•	As expected, sales of fixed rate products continued at lower levels, reflecting the continued low interest rate environment.

Individual Insurance full year sales of annualized premium products of $276 million in 2011 were consistent with 2010 levels, while fourth quarter sales of $74 million were 15 per cent below the record fourth quarter sales in 2010. Sales in the fourth quarter of 2010 were significantly boosted as consumers acted to secure insurance in advance of the implementation of Universal Life price increases. Single premium product sales increased 18 per cent for the year and 23

6	Based on most current quarterly sales survey by LIMRA, an insurance industry organization.

7	Based on IFIC report of Mutual fund assets for top 30 Fund Companies in Canada as at November 30, 2011.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

per cent for the fourth quarter, relative to the comparable periods in 2010, driven by record travel sales in 2011, with continued strong growth from our travel partners.

•
Sales of annualized premium products for the year were two per cent lower than in 2010. This reflects the impact of record fourth quarter 2010 sales as customers elected to purchase insurance in advance of Universal Life rate increases implemented effective December 2010. While further changes to Universal Life pricing were implemented in October 2011, these had a lesser impact on sales in the fourth quarter of 2011 due to the timing of the announcement of the price increases. As a result, fourth quarter 2011 sales were 15 per cent lower than those of fourth quarter 2010.

•
As expected, we continue to experience a favourable shift in sales product mix, reducing the proportion of overall sales from guaranteed long duration products which have higher interest rate exposure.

Sales in 2011 were strong in the Group businesses, notwithstanding the customary quarter-to-quarter variability, particularly in the large case market segment.

•
Group Benefits’ fourth quarter 2011 sales rose 17 per cent over the same period in 2010, driven by significant increases in the large case segment and record sales in the small case segment.  Full year 2011 Group Benefits sales were consistent with full year 2010.

•
Group Retirement Solutions led the Canadian defined contribution market in sales for the first nine months of 2011 with 40 per cent market share, exceeding the combined market share of our #2 and #3 competitors8. Full year 2011 sales were consistent with 2010 levels, however fourth quarter sales were 16 per cent lower than fourth quarter 2010 reflecting normal variability in the group market.

U.S. Division

Jim Boyle, President, John Hancock Financial Services, reported, "We are very pleased with our mutual fund sales of US$12.5 billion in 2011, which were up 29 per cent over 2010, a result of our focus on growing our higher return, fee based wealth management products and services while successfully repositioning our insurance product portfolio to reduce interest rate risk in 2011.”

U.S. full year sales in 2011 of wealth products targeted for growth increased 12 per cent to US$18.1 billion compared to the prior year, while sales in the fourth quarter of 2011 declined five per cent compared to the fourth quarter of 2010, to US$4.2 billion.

•
John Hancock Mutual Funds (“JH Funds”) full year sales in 2011 reached our highest level ever at US$12.5 billion, exceeding sales of US$9.7 billion in 2010 by 29 per cent. The increase in sales was attributable to a diversified offering of competitive funds and expansion of distribution.  Sales of US$2.5 billion in the fourth quarter declined three per cent from the fourth quarter of 2010 as a result of the significant market volatility.  Funds under management for JH Funds increased to US$35.5 billion as at December 31, 2011, a four per cent increase from December 31, 2010, due to positive net sales.  JH Funds had the 6th highest net sales9 in the non-proprietary market segment for the full year 2011 compared to 5th place in 2010.  As of December 31, 2011, JH Funds offered 17 Four- or Five-Star Morningstar10 rated mutual funds.

8	Based on quarterly sales survey by LIMRA, an insurance industry organization.

9
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the non proprietary channel. Figures exclude money market and 529 share classes.

10
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

•
John Hancock Retirement Plan Services (“JH RPS”) retained its leading market position with 21 per cent market share11 in the core segment of plans with less than 500 participants as of September 30, 2011, a three point decline compared to the same period last year.  Funds under management for JH RPS of US$62.8 billion as at December 31, 2011 declined one per cent from December 31, 2010 as positive net sales were more than offset by unfavourable investment returns in 2011.  Sales of US$1.4 billion in the fourth quarter and US$4.7 billion in the full year of 2011 declined ten per cent and seven per cent, respectively, compared to the fourth quarter and full year of 2010.  The decline in sales in 2011 reflected a sluggish economy and fewer participants in the 401(k) plans that were sold.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$70.9 billion as of December 31, 2011.  Lifestyle funds led JH Funds sales with US$1.7 billion in 2011, a 31 per cent increase over the prior year.  Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$7.8 billion or 65 per cent of premiums and deposits in 2011, an increase of nine per cent over the prior year.  As of December 31, 2011, John Hancock was the third largest manager of assets for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products12.

•
In John Hancock Fixed Products (“JH Fixed Products”), sales for the fourth quarter of 2011 were US$348 million, an increase of four per cent compared to the same period in the prior year.  Full year sales of $982 million declined 33 per cent from 2010, consistent with expectations in this low interest rate environment.  Sales of variable annuities were US$329 million in the fourth quarter of 2011, down 43 per cent from the same period in 2010. Full year sales of US$1.8 billion declined 32 per cent from 2010, consistent with expectations.

•
As a result of dampened expectations for annuity sales in light of the low interest rate environment and the actions taken to de-risk products, the retail fixed and variable annuity distribution function was combined within JH Funds’ distribution function during the fourth quarter.

In the U.S. Insurance segment, our product repositioning has been successful.  Sales of insurance products targeted for growth were US$122 million in the fourth quarter of 2011, an increase of 13 per cent over the same period in the prior year, while full year sales of targeted products increased 28 per cent to US$404 million in 2011 compared to 2010.  Consistent with expectations, sales of products not targeted for growth declined 71 per cent and 52 per cent in the fourth quarter and full year of 2011, respectively, compared to the same periods in 2010.

•
Sales of John Hancock Life (“JH Life”) products targeted for growth were 88 per cent and 84 per cent of total life insurance sales in the fourth quarter and full year of 2011, respectively.  Contributing to this success were the new universal life products, with improved risk characteristics, launched in early 2011 and the new products, including a new indexed universal life product, launched in the fourth quarter.

•
John Hancock Long-Term Care (“JH LTC”) sales of US$15 million in the fourth quarter and US$142 million in the full year of 2011 declined 64 per cent and 31 per cent, respectively compared to the same periods in 2010.  This reflects new business retail product price increases in 2011.  In 2010, JH LTC filed with 50 state regulators for premium rate increases averaging approximately 40 per cent on the majority of our in-force retail and group business. To date, approvals of in-force price increases on retail business have been received from 29 states.

Manulife Asset Management

11
Based on a benchmark of 14 peer companies from the LIMRA 401(K) scorecard results within the less than 500 lives segment of the market.  Market share results are based upon a 4 quarter asset-based average.

12	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Chief Investment Officer Warren Thomson said, “We have made major progress in growing and strengthening our third party asset management capabilities. Our global fixed income franchise is gaining significant recognition globally for its depth and breadth and we added four new high performance equity teams. Our Hancock Natural Resource Group adds to our overall breadth and continues to be the largest provider of timber investments to institutional investors in the world and one of the largest institutional managers of farmlands in the U.S.  We are very proud of our ratings with 58 Five- and Four-star Morningstar13 rated funds at December 31, 2011, our highest posting ever.”

Assets managed by Manulife Asset Management grew by $1.7 billion to $178.1 billion and including assets managed for Manulife’s general account increased by $2.3 billion to $211.4 billion as at December 31, 2011 compared to December 31, 2010.

CORPORATE ITEMS

•
Manulife Financial Corporation today announced that its Chief Financial Officer, Michael W. Bell, will be returning to Philadelphia.  Mr. Bell has agreed to remain with Manulife to oversee the Company’s annual 2011 financial reports and to continue beyond that time to allow the company to hire a replacement CFO and to allow for an orderly transition.

Donald Guloien said, “I would like to thank Mike for his substantial ongoing contributions to Manulife.  His family moved back to Philadelphia in June 2011.  We have come to a mutual arrangement regarding his departure.  We are very appreciative that he has agreed to stay with us in order to allow us to hire a replacement CFO and to allow for an orderly transition. A search process for a new CFO is now underway.”

•
In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after March 19, 2012 to shareholders of record at the close of business on February 22, 2012.

•
The Board of Directors also decided that, in respect of the Company’s March 19, 2012 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

13
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees). To bring more emphasis on downward variations and rewarding consistent performance the top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

AWARDS & RECOGNITION

In Hong Kong, Manulife was designated the “Best Company for Financial Planning Excellence” in the insurance sector of the SCMP/IFPHK Financial Planner Awards for the fifth consecutive year. We also won the “Best in Class” — the competition’s top honour — at the Benchmark Wealth Management Awards with awards in two categories — “Protection Provider of the Year” and “Best Health-Care Product”.

Manulife Asset Management won two prestigious awards at the Asia Asset Management 2011 Best of the Best Awards.  We were named the top Asian bond manager, in large part due to our leadership in the Renminbi (RMB) market and in Taiwan, we won the Most Innovative Product Award for the China Dim Sum High Yield Bond Fund.

In China, Manulife-Sinochem was selected “Most Reputable Foreign Insurance Company” by the popular Chinese internet portal Sohu.com.  MSL won the election for its robust operations and strong partnerships.

In Vietnam, Manulife received the ISO 9001:2008 certification for its quality management system.

In the U.S., John Hancock Funds won the top award in the Financial Services category for our Portfolio Insight “Compare” tool for financial advisers.  This Interactive Media Council award “represents the very best in planning, execution and overall professionalism”, according to the Council.

In Canada, Manulife Mutual Funds’ 2011 brand advertising won Best Marketing Campaign at the 17th annual Morningstar® Canadian Investment Awards.™ The Morningstar® Canadian Investment Awards™ recognize leadership in the investment industry and represent Canada's wide range of investment products, including mutual funds, pooled funds and hedge funds.

Notes:

Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 9, 2012.  For local and international locations, please call 416-340-2216 and toll free in North America please call 1-866-898-9626.  Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on February 9, 2012 until February 23, 2012 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6151045#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on February 9, 2012. You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Fourth Quarter 2011 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com

February 9, 2012 – Press Release Reporting Fourth Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of February 9, 2012. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2010 Annual Report.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1 General macro-economic risks
B FINANCIAL HIGHLIGHTS	2 Regulatory capital, actuarial and accounting risks
1 Net income (loss) attributed to shareholders	3 Market risk hedging update
2 U.S. GAAP results	4 Variable annuity & segregated fund guarantees
3 Sales, premiums and deposits	5 Publicly traded equity performance risk
4 Funds under management	6 Interest rate and spread risk
5 Capital
E ACCOUNTING MATTERS AND CONTROLS
C PERFORMANCE BY DIVISION	1 Critical accounting and actuarial policies
1 Asia	2 Actuarial methods and assumptions
2 Canada	3 Sensitivity of policy liabilities to changes in assumptions
3 U.S. Insurance	4 Goodwill impairment testing
4 U.S. Wealth Management	5 Future accounting and reporting changes
5 Corporate and Other
F OTHER
1 Performance and non-GAAP measures
2 Caution regarding forward-looking statements

A         OVERVIEW

Throughout 2011, the Company continued to make progress hedging earnings and capital sensitivity to equity markets and interest rates, and the benefits of the strategies were evident during the second half of the year when the hedging was successful in mitigating most of the impact.

Our Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) ended the quarter at 216 per cent.  While lower than the 249 per cent at the end of 201014, 30 points of the decline was the result of the Office of the Superintendent of Financial Institutions’ (“OSFI”) rule changes and the impact of lower interest rates on the amount of MCCSR required capital.

Specifically, the combination of the impact of new accounting standards (IFRS) and the elimination by OSFI of credit for asset risk transfer on related party reinsurance agreements reduced MLI's MCCSR ratio by approximately 18 points. In addition, lower interest rates not only reduced earnings and available capital, but also resulted in a decline of approximately 12 points due to the mechanics of the required capital formulas.

In addition, during 2011 the sale of our life retrocession business and additional third party reinsurance added ten points to our MLI MCCSR ratio. This increase was offset by the impacts of growth in business and dividends paid to MFC in excess of MLI's net income.

The year end ratio of 216 per cent should be considered in context of the significantly reduced earnings sensitivity to changes in interest rates and equity markets. The impact of risk reduction programs on capital ratio sensitivity has been offset by the impact of lower interest rates on required capital formulas and the lack of explicit credit in the capital formula for equity hedging.

14	The 2010 MCCSR is based on rules applicable at the time.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

B         FINANCIAL HIGHLIGHTS

(Unaudited)

For the period ended December 31	Three months		Year
	2011	2010	2011	2010
Net income (loss) attributed to shareholders (C$ millions)	$(69)	$1,796	$129	$(1,663)
Net income (loss) available to common shareholders (C$ millions)	$(90)	$1,776	$44	$(1,742)
Net income (loss) excluding the direct impact of equity markets and interest rates(1) (C$ millions)	$(222)	$972	$1,193	$(660)
Earnings (loss) per common share (C$)
Basic	$(0.05)	$1.00	$0.02	$(0.99)
Diluted, excluding convertible instruments(1)	$(0.05)	$1.00	$0.02	$(0.99)
Diluted	$(0.05)	$0.96	$0.02	$(0.99)
Return on common shareholders’ equity(1) (%, annualized)	(1.6)%	32.3%	0.2%	(7.3)%
U.S. GAAP net income(1) (loss) (C$ millions)	$370	$863	$3,765	$1,712
Sales(1) (C$ millions) Insurance products targeted for growth(2)	$608	$591	$2,289	$2,048
Wealth products targeted for growth(3)	$7,151	$7,929	$30,517	$28,028
Insurance products not targeted for growth(2)	$32	$111	$218	$482
Wealth products not targeted for growth (3)	$1,031	$1,285	$4,132	$6,083
Premiums and deposits(1) (C$ millions) Insurance products targeted for growth(2)	$4,892	$4,757	$18,955	$17,856
Wealth products targeted for growth(3)	$9,138	$9,706	$39,658	$37,328
Insurance products not targeted for growth(2)	$857	$972	$3,323	$3,880
Wealth products not targeted for growth (3)	$1,030	$1,284	$4,125	$6,042
Funds under management(1) (C$ billions)	$500	$477	$500	$477
Capital(1) (C$ billions)	$29.0	$28.7	$29.0	$28.7
MLI’s MCCSR ratio(4)	216%	249%	216%	249%

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.
(2)
Insurance products targeted for growth exclude universal life with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care insurance in the U.S., which are not targeted for growth.

(3)
Wealth products targeted for growth exclude variable annuities across all geographies (other than InvestmentPlus and Manulife PensionBuilder in Canada) and book value fixed deferred annuities in the U.S. which are not targeted for growth.  InvestmentPlus and Manulife PensionBuilder are Canadian Division products with a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100. Manulife PensionBuilder also has an annual minimum withdrawal benefit guarantee, as well as an investment component that is limited to a fixed income portfolio, thereby eliminating equity exposure. Due to the low risk nature of the guarantees, both of these products are in the products targeted for growth category.

(4)	The 2010 amounts for MCCSR are based on rules applicable at that time.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

B1       Net income (loss) attributed to shareholders

In the fourth quarter of 2011, we reported a net loss attributed to shareholders of $69 million, which included a goodwill impairment charge on our JH Life insurance business of $665 million. This non-cash charge was driven by the outlook for continued low interest rates over the medium term and our actions to reduce interest rate risk. Goodwill is explained in more detail in section E4 below.

Other notable items, outlined in the table below, included:

•	$153 million of gains related to the direct impact of equity markets and interest rates.

•
$279 million of investment related gains of which $214 million related to a higher proportion of reinvestments into non-fixed income as the result of real estate and private equity acquisitions and $47 million related to the increase in fair value of oil and gas properties.  We reported a net credit loss of $32 million in the quarter, due to higher than expected downgrades and net impairments in CMBS and RMBS assets.  For the full year we reported credit gains of $26 million.

•
$193 million of charges related to our dynamically hedged variable annuity business.  While the dynamic hedge program operated as designed, we experienced higher than expected rebalancing costs driven by unfavourable realized equity and interest rate volatilities and their correlations.

•	$97 million for the expected cost of macro equity hedges. The macro hedges are part of our overall equity risk reduction program.

Excluding the notable items identified in the table below, fourth quarter 2011 earnings declined by $262 million compared to fourth quarter 2010. This decline can be categorized into three approximately equal groups:

•	Gains in fourth quarter 2010 that did not recur.
•	One-time charges in fourth quarter 2011.
•	Operating items including costs associated with the hedging of additional in-force variable annuity guaranteed value, lower fee income due to market declines and higher new business strain.

The 2010 one time gains included income from our Life Retrocession business sold in 2011 and tax related items. The one-time charges in fourth quarter 2011 included U.S. based severance costs and industry assessments and a reversal of a gain incorrectly reported in third quarter.

In the fourth quarter of 2010, we reported net income attributed to shareholders of $1,796 million which included $824 million of gains related to the direct impact of equity markets and interest rates.  Net income also included gains on the dynamically hedged variable annuity business, favourable investment experience and tax gains related to releasing provisions for closed tax years.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

The notable items in the fourth quarter and full year for both 2010 and 2011 are:

For the quarter and year ended December 31,	Quarterly results		Year ended
(C$ millions, unaudited)	2011	2010	2011	2010
Net income (loss) attributed to shareholders	$(69)	$1,796	$129	$(1,663)
Less the direct impact of equity markets and interest rates(1):
Income (charges) on variable annuity guarantee liabilities not dynamically hedged	234	274	(1,092)	(30)
Income (charges) on general fund equity investments supporting policy liabilities and on fee income	56	117	(214)	133
Gains (losses) on macro equity hedges relative to expected costs(2)	(250)	(48)	636	(48)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, excluding ultimate reinvestment rate (“URR”) assumptions	122	516	(281)	(1,293)
Gains (losses) on sale of AFS bonds	(9)	(35)	324	544
Charges due to lower fixed income ultimate reinvestment rate assumptions used in the valuation of policy liabilities	-	-	(437)	(309)
Direct impact of equity markets and interest rates(1)	$153	$824	$(1,064)	$(1,003)
Net income (loss) excluding the direct impact of equity markets and interest rates(3)	$(222)	$972	$1,193	$(660)
Other notable items:
Goodwill impairment charge	(665)	-	(665)	(2,330)
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged(4)	(193)	184	(1,153)	(180)
Expected cost of macro equity hedges(2)	(97)	(34)	(408)	(34)
Investment gains related to fixed income trading, market value increases in excess of expected non-fixed income investment returns, asset mix changes and credit experience	279	(115)	965	271
Impact on policy liabilities resulting from actions to reduce interest rate exposures	-	174	471	416
Change in actuarial methods & assumptions (excluding URR charges)	2	(54)	(751)	(1,766)
Net impact of P&C reinsurance claims related to the earthquake in Japan	-	-	(151)	-
Gains on sale of life retrocession business	-	-	303	-
Tax related items	-	103	-	237
(1)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(2)
The fourth quarter 2011 net charge from macro equity hedges was $347 million and consisted of a $97 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $250 million because actual markets outperformed our valuation assumptions.

(3)	Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(4)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. See Section D5 “Publicly traded equity performance risk” below for further details.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

For the year ended December 31, 2011, we reported net income attributed to shareholders of $129 million and net income excluding the direct impact of equity markets and interest rates15 of $1,193 million.  The $751 million of charges related to changes in actuarial methods and assumptions, excluding the impact of updating the ultimate reinvestment rate assumption, primarily related to the annual update completed in the third quarter.  (The update to the ultimate reinvestment rate is included in the direct impact of equity markets and interest rates.)  The $1,153 million charge related to the dynamically hedged variable annuity business primarily arose in the third quarter due to the extremely volatile markets. High volatility continued in the fourth quarter.

For the year ended December 31, 2010, we reported a net loss attributed to shareholders of $1,663 million and a net loss excluding the direct impact of equity markets and interest rates of $660 million.  As noted above, the 2010 loss included a charge for goodwill impairment of $2.3 billion and charges of $1.8 billion for changes in actuarial methods and assumptions, excluding the impact of updating the ultimate reinvestment rate assumption.

Net income excluding the direct impact of equity markets and interest rates was balanced across our three major operating divisions in 2011.

Net income (loss) excluding the direct impact of equity markets and interest rates:

(C$ millions) For the year ended December 31	2011	2010
Asia Division	$1,111	$954
Canadian Division	898	1,244
U.S. Division	1,035	1,378
Corporate and Other segment (1)	(1,851)	(4,236)
Total	$1,193	$(660)

(1) Corporate and Other includes the following notable items other than the direct impact of equity markets and interest rates:  charges related to changes in actuarial methods and assumptions excluding ultimate reinvestment rates (2011 - $751 million, 2010 - $1,766 million); goodwill impairment (2011 - $665 million, 2010 - $2,330 million); expected cost of macro hedges (2011 - $408 million, 2010 - $34 million); net impact of P&C reinsurance claims related to the earthquake in Japan of $151 million; partially offset by the gain on sale of the Life Retrocession business in 2011 of $303 million.  These items net to $1,672 million for 2011 and $4,130 million for 2010.

B2         U.S. GAAP results

Net income in accordance with U.S. GAAP16 for the fourth quarter of 2011 was $370 million, $425 million higher than our results under IFRS.  Variable annuity accounting differences totaled $297 million and was partially offset by investment related accounting differences of $179 million.

For the full year 2011, net income in accordance with U.S. GAAP was $3,765 million, $3,520 million higher than our results under IFRS. The difference is almost entirely explained by variable annuity accounting differences.

We are no longer reconciling our annual financial results under U.S. GAAP in our consolidated financial statements. A reconciliation of the major differences in net income attributed to shareholders for the fourth quarter and full year is as follows:

15	Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and non-GAAP Measures” below.

16	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

C$ millions (unaudited)	Quarterly results	Year ended
For the quarter and year ended December 31,	2011	2010	2011	2010
Net income (loss) attributed to shareholders in accordance with IFRS	$(69)	$1,796	$129	$(1,663)
Non-controlling interest and participating policyholders’ income under IFRS	14	29	116	137
Net income (loss) in accordance with IFRS	$(55)	$1,825	$245	$(1,526)
Key earnings differences:
For variable annuity guarantee liabilities	$297	$(1,023)	$2,927	$214
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities under IFRS(1) compared to net realized gains on investments supporting policy liabilities and derivatives in the surplus segment under U.S. GAAP	(179)	(639)	(120)	1,147
New business differences including acquisition costs	(36)	(63)	(274)	(202)
Charges due to lower fixed income ultimate reinvestment rate assumptions used in the valuation of policy liabilities under IFRS only	-	-	437	309
Changes in actuarial methods and assumptions	(53)	235	349	1,614
Gain on sale of Life Retrocession business	5	-	(303)	-
Goodwill impairment	153	359	153	91
Other differences	238	169	351	65
Total earnings differences	$425	$(962)	$3,520	$3,238
Net income in accordance with U.S. GAAP	$370	$863	$3,765	$1,712

(1)
Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

The primary earnings differences in accounting bases relate to:

•
Accounting for variable annuity guarantee liabilities – IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees, and reflects the Company’s own credit standing in the measurement of the liability.  In the fourth quarter 2011, we reported a net gain of $338 million (2010 - $565 million loss) in our total variable annuity businesses under U.S. GAAP as the decrease in the variable annuity guarantee liabilities was only partially offset by the dynamic hedge asset losses recorded in the quarter.  This compared to a net gain of $41 million under IFRS (2010 - $458 million gain).

•
Investment income and policy liabilities – Under IFRS, accumulated unrealized gains and losses arising from investments and derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The fourth quarter 2011 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading activities of $457 million gain (2010 – gain of $692 million) compared to U.S. GAAP net realized gains on investments supporting policy liabilities of $278 million (2010 – gain of $53 million) including net unrealized losses on interest rate swaps in the surplus segment not in a hedge accounting relationship under U.S. GAAP of $217 million (2010 – gain of $49 million).

•
Differences in the treatment of acquisition costs and other new business items – acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS. In 2011 IFRS results were impacted by higher new business strain (loss) which reduced the earnings difference versus U.S. GAAP.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

•
Changes in actuarial methods and assumptions – The gains recognized under IFRS from the review of actuarial methods and assumptions of $2 million (2010 – charge of $54 million) excluding URR changes, compared to charges of $51 million (2010 – gain of $181 million) on a U.S. GAAP basis as actuarial methods and assumptions for traditional long-duration products are generally “locked-in” at issuance unless the expected premiums are not sufficient to cover the expected benefits and related expenses.

•
Goodwill impairment testing – Under IFRS, goodwill is assessed for impairment at the cash generating unit (CGU) or group of CGUs, a more granular level of testing compared to the reporting unit level under U.S. GAAP.  In the fourth quarter of 2011, we recorded a US$650 million IFRS goodwill impairment charge representing the remaining goodwill attributable to our U.S. Life insurance business compared to a US$500 million goodwill impairment charge under U.S. GAAP attributable to our U.S. Wealth management businesses.  The differences in amounts and business units affected is primarily attributable to the more granular approach applied under IFRS and the respective impairment charges recorded in the prior year.

Total equity in accordance with U.S. GAAP17 as at December 31, 2011 was approximately $16 billion higher than under IFRS. Of this difference, approximately $10 billion is attributable to the higher cumulative net income on a U.S. GAAP basis with the remaining difference primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the investments and derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed income investments and derivatives have significant unrealized gains as a result of the current low levels of interest rates.  The majority of the difference in equity between the two accounting bases as at December 31, 2011 arises from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

(C$ millions) As at December 31	2011	2010
Total equity in accordance with IFRS	$24,879	$24,675
Differences in shareholders’ retained earnings and participating policyholders’ equity(1)	10,095	6,600
Difference in Accumulated Other Comprehensive Income attributable to:
(i) Available-for-sale securities and others;	4,366	1,723
(ii) Cash flow hedges; and	2,570	458
(iii) Translation of net foreign operations(2)	(1,286)	(1,418)
Differences in share capital, contributed surplus and non-controlling interest in subsidiaries	195	162
Total equity in accordance with U.S. GAAP	$40,819	$32,200

(1)
Opening U.S. GAAP retained earnings at January 1, 2009 has been reduced by $190 million to reflect the correction of errors identified in the fourth quarter of 2011 related to accounting for deferred tax assets and liabilities under U.S. GAAP.

(2)	Reflects the net difference in the currency translation account after the re-set to zero through retained earnings upon adoption of IFRS at January 1, 2010.

17	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

B3         Total Company sales and total Company premiums and deposits18
Our sales19 results as well as our premiums and deposits20 are in line with our strategy of accelerating the growth of products that have favourable return on capital and with lower risk profiles while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed.  To measure progress on these goals, we separately report the sales and the premiums and deposits of product lines we are targeting for growth from those that are not targeted for growth.  We have successfully completed the repositioning of our product lines that were not targeted for growth.  With the completion of the product repositioning, the categorization of products “targeted for growth” and “not targeted for growth” will be discontinued in 2012.

Sales measures:
•
Insurance sales of products targeted for growth were $2.3 billion for full year 2011, an increase of 11 per cent over full year 2010.  Fourth quarter sales of $0.6 billion were in line with the same period in 2010.  As outlined above, fourth quarter insurance sales in Asia declined as a result of lower New Whole Life sales in Japan more than offsetting the strong growth in ASEAN sales. The U.S. reported an increase in sales of 13 per cent compared to the fourth quarter of 2010 and in Canada sales were in line with the fourth quarter of 2010.

•
Wealth sales for products targeted for growth were over $30.5 billion for full year 2011, an increase of 11 per cent over full year 2010.  U.S. sales accounted for 59 per cent of this category and increased 12 per cent due to record mutual fund sales.  Sales in Asia increased 17 per cent due to strong growth in China, Japan and Taiwan.  In Canada, overall wealth sales increased seven per cent, benefiting from record mutual fund deposits and a seven per cent increase in Manulife Bank lending volumes.  However, total Company wealth sales for targeted products in the fourth quarter of 2011 declined by 12 per cent as a result of continuing equity market volatility and the low interest rate environment.

•
Insurance sales of products not targeted for growth (universal life products with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care products in U.S. Insurance) for the full year 2011, declined 52 per cent compared to full year 2010. For the fourth quarter of 2011 sales declined by 71 per cent compared to the fourth quarter of 2010.

•
Wealth sales of products not targeted for growth (variable annuities across all geographies - other than InvestmentPlus and PensionBuilder in Canada; and book value fixed deferred annuities in the U.S.) for the full year 2011, declined 32 per cent to $4.1 billion compared to full year 2010. Fourth quarter 2011 sales were 21 per cent lower than the fourth quarter of 2010.

•
Total insurance sales for the full year 2011 were $2.5 billion, a decrease of one per cent compared to full year 2010. Fourth quarter 2011 total insurance sales were $640 million, a decrease of ten per cent compared to fourth quarter 2010.

•
Total wealth sales for the full year 2011 were $34.6 billion, an increase of four per cent compared to full year 2010. Fourth quarter 2011 total wealth sales were $8.2 billion, a decrease of 12 per cent compared to fourth quarter 2010.

18	Growth in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

19	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

20	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Premiums and deposits measures:
•
Insurance products targeted for growth fourth quarter 2011 premiums and deposits were $4.9 billion, in line with the fourth quarter of 2010, on a constant currency basis. Strong growth across Asia and in Canadian Affinity markets was offset by lower premiums in the Reinsurance segment following the sale of the Life Retrocession business.  Full year premiums and deposits were $19 billion, an increase of seven per cent over full year 2010 again driven by strong growth in Asia, Canadian Affinity and also John Hancock Life in the U.S.

•
Wealth products targeted for growth fourth quarter 2011 premiums and deposits were $9.1 billion, seven per cent lower on a constant currency basis than the fourth quarter of 2010.  The Institutional Advisory business, Group Retirement Solutions in Canada and foreign denominated annuities in Japan all reported strong growth but this was offset as North American mutual fund sales slowed due to market volatility while the low interest rate environment resulted in lower fixed product sales. Also, fourth quarter 2010 premiums and deposits were boosted by fund launches in Asia.  For the full year premiums and deposits grew by ten per cent to $40 billion driven by strong North American mutual fund sales and broad growth in Asia, again partially offset by lower fixed product sales.

•
For insurance products not targeted for growth, fourth quarter of 2011 premiums and deposits were $0.9 billion, a decrease of 13 per cent on a constant currency basis from the fourth quarter of 2010. The decline in premiums and deposits for the full year was 11 per cent.

•
For the wealth products not targeting for growth (variable annuities across all geographies - other than InvestmentPlus and PensionBuilder in Canada - and book value fixed deferred annuities in the U.S.), fourth quarter premiums and deposits amounted to $1 billion, a decrease of 21 per cent compared to the fourth quarter of 2010.  Consistent with the quarterly decline, full year premiums and deposits declined by 31 per cent.

B4         Funds under management21
Total funds under management as at December 31, 2011 were $500 billion, an increase of $8 billion from September 30, 2011 and an increase of $23 billion over December 31, 2010.  The 12 month increase was driven by $10 billion of investment returns, $7 billion of net positive policyholder cash flows and $10 billion due to the weaker Canadian dollar. These items were partially offset by $4 billion of expenses, commissions, taxes and other movements.

B5         Capital22
Total capital was $29.0 billion as at December 31, 2011 compared to $28.7 billion as at December 31, 2010, an increase of $0.3 billion.  Contributing factors included:  $0.5 billion increase from the weaker Canadian dollar, $0.4 billion of preferred shares issued, $0.2 billion of earnings, partially offset by cash dividends of $0.7 billion and a $0.2 billion decrease in unrealized gains on AFS securities. The $0.55 billion of MLI subordinated debt capital issued in the fourth quarter offset $0.55 billion of MLI subordinated debt capital redeemed in the first quarter.

As at December 31, 2011 MLI reported a MCCSR ratio of 216 per cent.  As outlined in Section A above, this year end ratio should be considered in context of the significantly reduced earnings sensitivity to changes in interest rates and equity markets.

21	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

22	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

The key drivers of the three point decline from September 30, 2011 were:

•
The continued phase-in of the adoption of IFRS and the Office of the Superintendent of Financial Institutions’ (“OSFI”) elimination of MCCSR credit for asset risk transfer under related party reinsurance agreements reduced the ratio by four points.

•	The growth in required capital reduced the ratio by approximately six points.

•	Current quarter earnings, net of the goodwill write-off that is neutral for regulatory capital ratio, increased the capital ratio by approximately five points.

•	Capital issuances, net of shareholders’ dividends, increased the ratio by approximately two points.

Under the IFRS transition guidance outlined by OSFI, the impact of IFRS adoption on available capital is largely phased-in over an eight quarter period which began with the first quarter of 2011. The impact on required capital was not subject to the phase-in rules. The phased-in adoption of IFRS reduced MLI’s MCCSR ratio by approximately five points in 2011 and is expected to reduce the ratio by approximately a further two points over the remainder of the two year phase-in period ending with the fourth quarter of 2012.

In 2011, credit for the transfer of asset risk via a reinsurance agreement could no longer be reflected in regulatory required capital unless the assets are also transferred.  The change was phased in over 2011, reducing MLI’s MCCSR ratio by approximately 13 points over the year.

As noted in section A above, lower interest rates not only reduced earnings and available capital, but also resulted in a decline of approximately 12 points due to the mechanics of the required capital formula.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

C         PERFORMANCE BY DIVISION

C1         Asia Division
($ millions unless otherwise stated)	Quarterly results			Year ended
Canadian dollars	4Q 2011	3Q 2011	4Q 2010	2011	2010
Net income (loss)
attributed to shareholders	$285	$(712)	$411	$(48)	$712
excluding the direct impact of equity markets and interest rates	244	343	257	1,111	$954
Premiums & deposits
products targeted for growth	2,525	2,432	2,767	9,895	8,569
products not targeted for growth	100	116	73	408	1,310
Funds under management (billions)	71.4	70.7	67.7	71.4	67.7
U.S. dollars
Net income (loss)
attributed to shareholders	$279	$(726)	$407	$(62)	$689
excluding the direct impact of equity markets and interest rates	238	349	255	1,124	931
Premiums & deposits
products targeted for growth	2,470	2,479	2,731	10,009	8,337
products not targeted for growth	97	118	72	413	1,265
Funds under management (billions)	70.2	68.1	68.0	70.2	68.0

Asia Division recorded net income attributed to shareholders of US$279 million for the fourth quarter of 2011 compared to net income of US$407 million for the fourth quarter of 2010.  Included in the fourth quarter of 2011 results were net experience gains of US$70 million (2010 – US$219 million) related to the direct impact of equity markets and interest rates, charges on variable annuity guarantee liabilities that are dynamically hedged and other investment experience related gains and losses.  These gains in fourth quarter 2011 were primarily attributable to the unhedged variable annuity business in Japan.  Net income attributed to shareholders excluding these items increased US$21 million due to business growth, higher new business margins and the strengthening of the Yen and other local currencies compared to the U.S. dollar, partially offset by higher expenses related to system conversions and growth initiatives.

The full year net loss attributed to shareholders was US$62 million (2010 – US$689 million income) and included charges of US$1,186 million related to the direct impact of equity market and interest rates (2010 – US$242 million charge). The charges in both years primarily related to variable annuity guarantee liabilities not dynamically hedged in Japan. In addition, other investment related items netted to a gain of US$174 million in 2011 and $38 million in 2010.

Premiums and deposits23 for products targeted for growth for the fourth quarter of 2011 were US$2.5 billion, down 12 per cent from the fourth quarter of 2010 on a constant currency basis.  Premiums and deposits for insurance products24 of US$1.4 billion were 16 per cent higher driven by in-force growth of our insurance businesses, a result of expanded distribution. Wealth management premiums and deposits for products targeted for growth of US$1.1 billion were 33 per cent lower.  Contributions from the successful launch of new funds in Manulife TEDA and Taiwan, as well as a new Australian dollar denominated fixed annuity product in Japan were more than offset by the impact of volatile markets.  In addition, deposits in the fourth quarter 2010 benefited from the launch of two Qualified Foreign Institutional Investor funds in Hong Kong.

Funds under management as at December 31, 2011 were US$70 billion consistent with December 31, 2010 on a constant currency basis. Net policyholder cash inflows of US$4.3 billion across the territories were mostly offset by the impact of declines in equity markets.

23	All premium and deposit growth (declines) are stated on a constant currency basis.

24	All Asia Division insurance products are targeted for growth.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

C2           Canadian Division

($ millions unless otherwise stated)	Quarterly results			Year ended
Canadian dollars	4Q 2011	3Q 2011	4Q 2010	2011	2010
Net income (loss)
attributed to shareholders	$241	$(96)	$495	$910	$1,085
excluding the direct impact of equity markets and interest rates	142	4	381	898	1,244
Premiums & deposits (millions)
products targeted for growth	3,688	3,558	3,691	15,431	14,699
products not targeted for growth	585	384	612	1,907	1,887
Funds under management (billions)	122.1	118.4	114.4	122.1	114.4

Canadian Division’s net income attributed to shareholders was $241 million in the fourth quarter of 2011 compared to $495 million in the fourth quarter of 2010.  Included in net income attributed to shareholders in the fourth quarter of 2011 were net experience gains of $104 million (2010 – $167 million) related to the direct impact of equity markets and interest rates, charges on variable annuity guarantees that are dynamically hedged and other investment experience related gains and losses.

Excluding the above noted items, net income attributed to shareholders declined by $191 million as compared to the fourth quarter of 2010 due to the combination of lower tax provision releases and higher new business strain.  Although both years included favourable impacts from tax provision releases, tax releases from true-ups to prior period returns were lower in fourth quarter 2011. In addition, fourth quarter 2010 benefited from a $86 million release of tax provisions relating to closure of prior years’ tax filings.  Lower interest rates and changes in our investment strategy resulted in higher strain on insurance new business.

Full year net income attributed to shareholders was $910 million (2010 – $1,085 million) and included gains related to the direct impact of equity markets and interest rates of $12 million (2010 – charges of $159 million) and net gains of $64 million related to other investment experience offset by charges on the dynamically hedged variable annuity guarantee business (2010 – gains of $202 million).

Premiums and deposits for products targeted for growth in the fourth quarter of 2011 were $3.7 billion, consistent with fourth quarter 2010 levels.  Solid increases in group retirement deposits from a growing block of in-force participants were offset as volatile financial markets tempered investor confidence and reduced sales of retail mutual funds and fixed rate products. Despite slowing momentum in the fourth quarter, retail mutual fund deposits for the year were a record $2.0 billion, up 45 per cent from 2010. Premiums and deposits for variable annuity products not targeted for growth were $585 million in the fourth quarter of 2011, modestly below fourth quarter 2010 volumes.

Funds under management grew by seven per cent or $7.7 billion to a record $122.1 billion as at December 31, 2011 compared to December 31, 2010.  The increase reflects business growth across the division, driven by Manulife Bank and the wealth management businesses. The market value of funds under management was also increased by the impact of lower interest rates which outweighed the negative impact from equity market declines.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

C3           U.S. Insurance

($millions unless otherwise stated)	Quarterly results(1)			Year ended(1)
Canadian dollars	4Q 2011	3Q 2011	4Q 2010	2011	2010
Net income (loss)
attributed to shareholders	$434	$(59)	$409	$1,085	$(281)
excluding the direct impact of equity markets and interest rates	346	246	102	1,204	632
Premiums and deposits
for products targeted for growth	1,130	983	1,124	4,153	3,837
for products not targeted for growth	857	857	971	3,324	3,880
Funds under management (billions)	91.6	90.8	73.9	91.6	73.9

U.S. dollars
Net income (loss)
attributed to shareholders	$424	$(60)	$404	$1,090	$(271)
excluding the direct impact of equity markets and interest rates	338	252	101	1,216	611
Premiums and deposits
for products targeted for growth	1,104	1,002	1,109	4,195	3,729
for products not targeted for growth	838	874	960	3,358	3,769
Funds under management (billions)	90.1	87.4	74.3	90.1	74.3

(1)
As a result of the sale of the Life Retrocession business in the third quarter of 2011, the Company moved its International Group Program business unit to U.S. Insurance.  Prior period results have been restated to reflect this change.

U.S. Insurance reported net income attributed to shareholders of US$424 million for the fourth quarter of 2011 compared to net income of US$404 million for the fourth quarter of 2010.  Included in the net income attributed to shareholders in the fourth quarter of 2011 were net experience gains of US$328 million (2010 – US$266 million) related to the direct impact of equity markets and interest rates and other investment experience related gains and losses.  Excluding these items, net income attributed to shareholders declined by US$42 million compared to the fourth quarter of 2010, primarily driven by the impact of the reversal of a gain incorrectly reported in the third quarter and lower sales volumes in relation to fixed acquisition expenses, partially offset by favourable claims experience.

Full year net income attributed to shareholders was US$1,090 million (2010 – loss of US$271 million) and included charges related to the direct impact of equity markets and interest rates of US$126 million (2010 – US$882 million) and net gains of US$711 million related to other investment experience (2010 – US$217 million).

Premiums and deposits for the fourth quarter for products targeted for growth were US$1.1 billion, in line with the fourth quarter of 2010 and on a full year basis, up 12 per cent over 2010.  Premiums and deposits for the fourth quarter for products not targeted for growth were US$0.8 billion, 13 per cent lower than the fourth quarter of 2010 as a result of transitioning to sales of lower risk products.

Funds under management as at December 31, 2011 were US$90.1 billion, up 21 per cent from December 31, 2010.  The increase is due to the impact of lower interest rates on the market value of funds under management.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

C4         U.S. Wealth Management

($ millions unless otherwise stated)	Quarterly results			Year ended
Canadian dollars	4Q 2011	3Q 2011	4Q 2010	2011	2010
Net income (loss)
attributed to shareholders	$76	$(965)	$684	$(447)	$882
excluding the direct impact of equity markets and interest rates	(104)	(460)	357	(169)	746
Premiums and deposits
for products targeted for growth	6,040	6,172	6,308	25,953	24,815
for products not targeted for growth	344	418	598	1,810	2,843
Funds under management (billions)	189.3	185.7	187.1	189.3	187.1
U.S. dollars
Net income (loss)
attributed to shareholders	$74	$(984)	$675	$(459)	$859
excluding the direct impact of equity markets and interest rates	(103)	(470)	352	(167)	726
Premiums and deposits
for products targeted for growth	5,903	6,292	6,229	26,259	24,098
for products not targeted for growth	337	426	592	1,836	2,760
Funds under management (billions)	186.1	178.7	188.1	186.1	188.1

U.S. Wealth Management reported net income attributed to shareholders of US$74 million for the fourth quarter of 2011 compared to net income of US$675 million for the fourth quarter of 2010.  Included in the net income attributed to shareholders in the fourth quarter of 2011 were net experience losses of US$19 million (2010 – gains of US$500 million) related to the direct impact of equity markets and interest rates, charges on variable annuity guarantee liabilities that are dynamically hedged and other investment experience related gains and losses.  Excluding these items, net income attributed to shareholders declined by US$82 million compared to the fourth quarter of 2010 driven by a number of items:  lower variable annuity fee income from lower average assets under management, costs associated with the hedging of additional in-force variable annuity guaranteed value, unfavourable fixed annuity claims experience, the impact of lower sales of fixed annuities and costs associated with staff reductions.

The full year net loss attributed to shareholders was US$459 million (2010 - net income of US$859 million) and included charges related to the direct impact of equity markets and interest rates of US$292 million (2010 – gains of US$133 million) and net charges of US$696 million related to the dynamically hedged variable annuity business and other investment experience (2010 – gains of US$83 million).

Premiums and deposits for wealth products targeted for growth for the fourth quarter of 2011 were US$5.9 billion, down five per cent from US$6.2 billion for the fourth quarter of 2010.  The decline related to lower sales, in particular lower transferred assets in the 401(k) business.  Premiums and deposits for wealth products not targeted for growth were US$0.3 billion for the fourth quarter of 2011, down 43 per cent from US$0.6 billion for the fourth quarter of 2010, as a result of ongoing risk management initiatives.

Funds under management as at December 31, 2011 were US$186.1 billion, down one per cent from US$188.1 billion as at December 31, 2010.  Over the twelve months ended December 31, 2011, net sales of US$4.4 billion in Wealth Asset Management and positive investment returns were more than offset by surrender and benefit payments in JH Variable Annuities and JH Fixed Products.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

C5         Corporate and Other(1)
($ millions unless otherwise stated)	Quarterly results			Year ended
Canadian dollars	4Q 2011	3Q 2011	4Q 2010	2011	2010
Net income (loss)
attributed to shareholders	$(1,105)	$555	$(203)	$(1,371)	$(4,061)
excluding the direct impact of equity markets and interest rates	(850)	(521)	(125)	(1,851)	(4,236)
Premiums	20	18	132	366	566
Funds under management (billions)	25.3	26.2	33.9	25.3	33.9

(1)
As a result of the sale of the Life Retrocession business, the Company moved its P&C Reinsurance business and run-off variable annuity reinsurance business to Corporate and Other. In addition, prior quarters have been restated to include the Life Retrocession business sold effective July 1, 2011.

Corporate and Other is composed of:
•	Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs,
•	Investment Division’s external asset management business,
•	Property and Casualty (“P&C”) reinsurance business,
•	Run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes the impact of changes in actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.  In addition, prior quarter amounts have been restated to include the Life Retrocession business that was sold effective July 1, 2011.

Corporate and Other reported a net loss attributed to shareholders of $1,105 million for the fourth quarter of 2011 compared to a net loss of $203 million for the fourth quarter of 2010.  Notable items included in the net loss attributed to shareholders in the fourth quarter of 2011 totaled $1,012 million:
•	$665 million related to the impairment of goodwill,
•	$347 million of losses on macro equity hedges.

Notable items included in the net income attributed to shareholders in the fourth quarter of 2010 totaled $171 million:
•	$82 million of losses on macro equity hedges,
•	$35 million of realized losses on AFS bonds and derivative positions,
•	$54 million charge related to other changes in actuarial methods and assumptions.

Excluding the above notable items, earnings declined by $61 million compared to the fourth quarter of 2010.  As a result of the Life Retrocession sale, earnings declined by $35 million and we reported a write off of unidentified historical deferred taxes of $25 million during the quarter.

The full year net loss attributed to shareholders was $1,371 million compared to a loss of $4,061 million for the same period of 2010. The 2011 loss includes a charge of $751 million for changes in actuarial methods and assumptions and a charge of $665 million for goodwill impairment.  The loss in full year 2010 included a charge of $2,330 million for goodwill impairment and charges of $1,766 million for changes in actuarial methods and assumptions.

Premiums for the fourth quarter of 2011 were $20 million, down 85 per cent from the fourth quarter of 2010 on a constant currency basis.  This decline reflects the impact of the sale of the Life Retrocession business.

Funds under management as at December 31, 2011 include assets managed by Manulife Asset Management on behalf of institutional clients of $22.5 billion (2010 – $23.2 billion) and $2.8 billion (2010 – $10.7 billion) of the Company’s own funds.  Corporate and Other includes the adjustment to gross up the derivative assets and liabilities in the Company’s own funds.  Excluding this adjustment, the $1.1 billion increase reflects the impact of declining interest rates in the year resulting in higher bond values, partially offset by an increase in assets allocated to the operating divisions.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

D           RISK MANAGEMENT AND RISK FACTORS UPDATE

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2010 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.  In addition please see the MD&As in our 2011 interim reports.

D1         General macro-economic risks

The financial markets in the last half of 2011 were dominated by ongoing uncertainty surrounding the macro environment. In the third quarter we saw substantial declines in equity markets and interest rate levels, exceptional equity market volatility and monetary policy actions that lowered long-term treasury rates in the U.S.  In the fourth quarter, equity markets improved although volatility remained elevated.

Under the Canadian insurance accounting and regulatory capital regimes, current market conditions are largely reflected in our current period results. Continued poor or worsening economic conditions could result in further material charges to income and reductions in our capital position, notwithstanding our improved risk profile.

In 2010 we announced a 2015 net income objective of $4 billion and a 2015 ROE objective of 13 per cent.  While management has not changed our objectives, as a result of the deterioration in the economic conditions and global instability, our 2015 objectives no longer include a cushion for further unfavourable conditions.  Therefore additional risk factors, summarized below, may result in an inability to achieve such objectives.  These risk factors are further explained in our third quarter 2011 MD&A.

•	Actions that the Company may take to bolster near-term regulatory capital ratios or accelerate its plans to reduce equity market and interest rate exposures could reduce earnings.

•
A period of flat equity markets, or market growth below rates assumed in our valuation assumptions, would negatively impact earnings.  In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

•
Non-fixed income assumptions for assets supporting policy liabilities vary by asset class and generally have a similar impact on policy liabilities as would supporting policy liabilities with public equities. Returns below those assumed in our valuation assumptions would negatively impact earnings.

•	A prolonged low interest environment would result in charges related to lower fixed income URR and new business strain.

-
The fixed income URR is based on five and ten year rolling averages of government bond rates and, if current rates persist in 2012, we would expect to take a charge potentially greater than the $437 million reported in 2011. If the rates persist for the next ten years, the fixed income URR would continue to decline and could result in cumulative after-tax charges over the ten year period of $2 to $3 billion of which $1 billion to $2 billion would be expected to be accrued over the four year period ending 2015, under current Canadian Actuarial Standards. As noted in section D6 “Interest Rate and Spread Risk” below, our current valuation booking scenario could change if interest rates decline further, resulting in additional charges to those noted above.

•
Other potential negative consequences of poor economic conditions include: lower sales, operating expense pressures, higher costs of dynamic and macro equity hedging, goodwill impairments, lower investment income and credit losses.

•	Operating expenses at the current level, particularly in light of potentially lower sales, could produce greater expense losses in the future.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

D2	Regulatory capital, actuarial and accounting risks

As outlined in our 2010 Annual Report, as a result of the financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes.

While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a significantly adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt.

Future regulatory capital, actuarial and accounting changes could have a material adverse effect on the Company’s consolidated financial statements and regulatory capital both at transition and subsequently.  We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.

Recent examples of regulatory and professional standard developments which could have a material adverse impact on our capital position were included in our third quarter MD&A and are summarized and updated below:

•
The Canadian Institute of Actuaries (CIA) plans to publish new equity calibration parameters for guaranteed variable annuity and segregated funds in mid-2012 which are expected to be required for valuation on or after October 15, 2012 by the Canadian Actuarial Standards Board.  The CIA is also expecting to publish calibration criteria for fixed income funds in 2012 as well as guidance on modeling of future realized volatility where a hedging program is in place.  Once effective, the new calibration standards will apply both to the determination of actuarial liabilities and required capital and may result in a reduction in MLI's MCCSR ratio and to the Company’s net income.

•
The amendments to IAS 19 “Employee Benefits”, effective January 1, 2013 are expected to result in a material reduction in accumulated other comprehensive income (AOCI) component of accounting equity.  At December 31, 2011, the consolidated pre-tax unrecognized net actuarial loss for the Company’s pension and post-employment benefits was $1,011 million and $58 million, respectively, which if it persisted at the date of adoption is expected to result in a material reduction of our capital ratios and could result in significant ongoing volatility in available capital if regulatory capital includes this component of AOCI in the future.  The actual impact to the Company will be based on actuarial estimates, market conditions and capital requirements that exist at the date of transition.

•
In a development concerning U.S. statutory accounting practices potentially affecting U.S. life insurers, including John Hancock, the National Association of Insurance Commissioners (NAIC) created a commissioner level working group in the fall of 2011 for the purpose of reviewing a change to actuarial standards for certain universal life (UL) products pursuant to Actuarial Guideline 38 (AG38). This commissioner level working group received a significant amount of commentary from the industry and exposed a draft resolution framework for comment on January 13, 2012. The Company is unable at this time to determine the nature or extent of potential changes or the impact of any such changes to AG38. However, based on our information to-date, it appears that any changes applied retroactively will likely not have a material adverse impact on John Hancock’s statutory capital position.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

D3         Market risk hedging update

Underlying earning sensitivity to equity markets:  As a result of the dynamic and macro hedges, as at December 31, 2011, we estimate that approximately 60 to 70 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at September 30, 2011 was 57 to 66 per cent and at December 31, 2010 was 50 to 55 per cent.   Our stated goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014.

Interest rate exposures:  The Company’s previously stated goal is to reduce its interest rate exposures, as measured by the sensitivity of net income attributed to shareholders to a 100 basis point parallel decline in interest rates, to achieve a maximum exposure of $1.65 billion and $1.1 billion, as at year end 2012 and 2014, respectively.  As at December 31, 2011, the sensitivity of our net income to a 100 basis point decline was $1.0 billion, which was ahead of our 2014 year end goal.

As previously disclosed, for a number of reasons there can be no assurance that the Company's exposure to public equity performance and movements in interest rates will be reduced to or remain within our 2012 or 2014 targets.  In addition, our hedging strategies expose the Company to additional risks. Hedging relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid.  Hedging also subjects the Company to the risk of increased funding and collateral demands which may become significant as markets rise. Refer to “D5 Publicly traded equity performance risk” for further discussion of risks related to our hedging strategies.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

D4         Variable annuity and segregated fund guarantees
As at December 31, 2011, approximately 63 per cent of the guarantee value was either dynamically hedged or reinsured, consistent with 63 per cent at September 30, 2011. The business dynamically hedged at December 31, 2011 comprises 59 per cent of the variable annuity guarantee values, net of amounts reinsured.  We continued to dynamically hedge virtually all new variable annuity business written and we did not hedge any additional in-force business during the quarter.

The table below shows selected information regarding the Company’s variable annuity guarantees gross and net of reinsurance and the business dynamically hedged.

Variable annuity and segregated fund guarantees
As at	December 31, 2011			September 30, 2011
(C$ millions)	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$7,518	$5,358	$2,163	$7,866	$5,346	$2,522
Guaranteed minimum withdrawal benefit	66,655	56,954	9,907	66,394	55,229	11,429
Guaranteed minimum accumulation benefit	23,509	23,030	2,813	24,123	23,166	3,095
Gross living benefits(2)	$97,682	$85,342	$14,883	$98,383	$83,741	$17,046
Gross death benefits(3)	15,202	11,614	3,232	15,880	11,495	3,958
Total gross of reinsurance and hedging	$112,884	$96,956	$18,115	$114,263	$95,236	$21,004
Living benefits reinsured	$6,491	$4,622	$1,871	$6,787	$4,600	$2,187
Death benefits reinsured	4,360	3,430	1,104	4,610	3,441	1,351
Total reinsured	$10,851	$8,052	$2,975	$11,397	$8,041	$3,538
Total, net of reinsurance	$102,033	$88,904	$15,140	$102,866	$87,195	$17,466
Living benefits dynamically hedged	$55,522	$50,550	$6,346	$55,312	$49,179	$7,469
Death benefits dynamically hedged	5,133	3,461	739	5,267	3,386	982
Total dynamically hedged	$60,655	$54,011	$7,085	$60,579	$52,565	$8,451
Living benefits retained	$35,669	$30,170	$6,666	$36,284	$29,962	$7,390
Death benefits retained	5,709	4,723	1,389	6,003	4,668	1,625
Total, net of reinsurance and dynamic hedging	$41,378	$34,893	$8,055	$42,287	$34,630	$9,015
(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

As at	December 31, 2011			December 31, 2010
(C$ millions)	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$7,518	$5,358	$2,163	$8,202	$6,359	$1,856
Guaranteed minimum withdrawal benefit	66,655	56,954	9,907	62,382	57,331	6,391
Guaranteed minimum accumulation benefit	23,509	23,030	2,813	23,902	25,152	1,980
Gross living benefits(2)	$97,682	$85,342	$14,883	$94,486	$88,842	$10,227
Gross death benefits(3)	15,202	11,614	3,232	16,279	12,736	2,813
Total gross of reinsurance and hedging	$112,884	$96,956	$18,115	$110,765	$101,578	$13,040
Living benefits reinsured	$6,491	$4,622	$1,871	$7,108	$5,506	$1,611
Death benefits reinsured	4,360	3,430	1,104	4,924	4,070	1,052
Total reinsured	$10,851	$8,052	$2,975	$12,032	$9,576	$2,663
Total, net of reinsurance	$102,033	$88,904	$15,140	$98,733	$92,002	$10,377
Living benefits dynamically hedged	$55,522	$50,550	$6,346	$44,606	$44,827	$2,685
Death benefits dynamically hedged	5,133	3,461	739	4,685	3,032	424
Total dynamically hedged	$60,655	$54,011	$7,085	$49,291	$47,859	$3,109
Living benefits retained	$35,669	$30,170	$6,666	$42,772	$38,509	$5,931
Death benefits retained	5,709	4,723	1,389	6,670	5,634	1,337
Total, net of reinsurance and dynamic hedging	$41,378	$34,893	$8,055	$49,442	$44,143	$7,268

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $10,021 million at December 31, 2011 (September 30, 2011 – $10,697 million).  These policy liabilities included the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $3,586 million at December 31, 2011 (September 30, 2011 – $3,915 million).  The policy liabilities for the hedged block were $6,435 million at December 31, 2011 (September 30, 2011 – $6,782 million).

Caution related to sensitivities
In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

D5           Publicly traded equity performance risk

The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:
•	Policyholder behaviour and mortality experience are not hedged;
•	Provisions for adverse deviation in the policy liabilities are not hedged;
•	A portion of interest rate risk is not hedged;
•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;
•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
•	Correlations between interest and equity markets could lead to unfavourable material second order impacts;
•
Unfavourable hedge rebalancing costs can be incurred when markets exhibit periods of high volatility from equity markets, bond markets and/or interest rates. The impact is magnified when these impacts occur concurrently; and

•	Not all other risks are hedged (see MD&A in the 2010 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.  It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity markets are unfavourable.

As at December 31, 2011, we estimate that for a 10 per cent decline in publicly traded equity markets the change in the value of the hedge assets would offset 60 to 70 per cent of the underlying impact on net income attributed to shareholders (57 to 66 per cent as at September 30, 2011)25.  The lower end of the range assumes that the dynamic hedge assets offset 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

25
Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2011
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (2)
Variable annuity guarantees	$(6,080)	$(3,830)	$(1,780)	$ 1,490	$ 2,720	$ 3,690
Asset based fees	(260)	(180)	(80)	90	180	260
General fund equity investments(3)	(300)	(200)	(110)	100	200	300
Total underlying sensitivity	$(6,640)	$(4,210)	$(1,970)	$ 1,680	$ 3,100	$ 4,250
Impact of hedge assets
Impact of macro hedge assets	$ 1,420	$950	$ 470	$ (470)	$ (950)	$(1,420)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,170	1,980	900	(710)	(1,240)	(1,610)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$ 4,590	$2,930	$ 1,370	$(1,180)	$(2,190)	$(3,030)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,050)	$(1,280)	$ (600)	$ 500	$ 910	$ 1,220
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(950)	(500)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(3,000)	$(1,780)	$ (780)	$ 360	$ 610	$ 740
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	69%	70%	70%	70%	71%	71%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	55%	58%	60%	79%	80%	83%

(1)	See “Caution Related to Sensitivities” above.

(2)
Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

As at September 30, 2011(1)
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (2)
Variable annuity guarantees	$(6,140)	$(3,890)	$(1,830)	$1,580	$2,920	$4,010
Asset based fees	(260)	(170)	(80)	80	170	250
General fund equity investments(3)	(310)	(220)	(110)	110	210	320
Total underlying sensitivity	$(6,710)	$(4,280)	$(2,020)	$1,770	$3,300	$4,580
Impact of hedge assets
Impact of macro hedge assets	$1,270	$850	$420	$(420)	$(850)	$(1,270)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,150	1,980	920	(750)	(1,350)	(1,810)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,420	$2,830	$1,340	$(1,170)	$(2,200)	$(3,080)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,290)	$(1,450)	$(680)	$600	$1,100	$1,500
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(950)	(500)	(190)	(150)	(340)	(550)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(3,240)	$(1,950)	$(870)	$450	$760	$950
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	66%	66%	66%	66%	67%	67%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	52%	54%	57%	75%	77%	79%

(1)	See “Caution related to sensitivities” above.

(2)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

As at December 31, 2010(1)
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (2)
Variable annuity guarantees	$(4,840)	$(2,940)	$(1,300)	$1,010	$1,830	$2,300
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(270)	(180)	(90)	100	200	300
Total underlying sensitivity	$(5,380)	$(3,300)	$(1,480)	$1,200	$2,210	$2,870
Impact of hedge assets
Impact of macro hedge assets	$1,270	$850	$420	$(420)	$(850)	$(1,270)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	1,680	980	400	(260)	(440)	(560)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$2,950	$1,830	$820	$(680)	$(1,290)	$(1,830)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,930)	$(1,710)	$(740)	$460	$810	$870
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	55%	55%	55%	57%	58%	64%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	46%	48%	50%	62%	63%	70%

(1)	See “Caution related to sensitivities” above.

(2)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (1),(2)

	Impact on MLI MCCSR
(percentage points)	-30%	-20%	-10%	+10%	+20%	+30%
December 31, 2011	(27)	(15)	(7)	2	3	4
September 30, 2011	(34)	(22)	(9)	2	5	6
December 31, 2010	(27)	(16)	(7)	7	15	24

(1)	See “Caution related to sensitivities” above.
(2)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
(C$ millions)	December 31, 2011	September 30, 2011	December 31, 2010
For variable annuity guarantee dynamic hedging strategy	$10,600	$11,100	$4,200
For macro equity risk hedging strategy	5,600	5,000	5,100
Total	$16,200	$16,100	$9,300

The notional values related to the variable annuity guarantee dynamic hedging strategy decreased over the quarter due to the increase in the equity markets.  The notional value of the shorted equity futures related to the macro equity risk hedging strategy increased from September 30 levels due to the general rise in equity markets in the quarter.  Additional TOPIX hedging of C$300 million (executed from December 21 to 26) also contributed to the increase in the notional value.

D6         Interest rate and spread risk

To mitigate our exposure to interest rate risk, in the fourth quarter of 2011 we executed forward starting interest rate swaps to offset the impact of new business added in the fourth quarter and to offset other changes in in-force exposures.

Over the last twelve months, as part of the activities to lengthen the duration of our fixed income investments we have built up significant Treasury holdings. To add spread income to some of these holdings we have written some credit default swaps (“CDSs”). We do not intend to write CDSs beyond the amount of our Treasury holdings and our plan is to build up a position over time. All CDS decisions will follow the same rigorous underwriting standards as our cash bond portfolio and we believe the addition of this asset class will allow us to better diversify our overall credit portfolio.

As at December 31, 2011, the sensitivity of our net income attributed to shareholders to a 100 basis point parallel decline in interest rates, as described below, was $1.0 billion, which was ahead of our 2014 year end goal. The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Importantly, the impact does not allow for any potential changes to the URR assumptions.  In addition, there are other potential impacts to lower interest rate levels including changes to scenarios for establishing reserves (“booking scenarios”), lower sales, operating expense pressures, higher hedging costs, lower earnings on surplus, lower future expected profit on in-force business due to lower sales and potentially lower margins, and potential correlation with other macro-economic factors including lower returns on other asset classes.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	December 31, 2011				September 30, 2011				December 31, 2010
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(2)	$(500)		$350		$(400)		$400		$(1,400)		$1,200
Variable annuity guarantees(3)	(500)		350		(600)		400		(400)		300
Total	$(1,000)		$700		$(1,000)		$800		$(1,800)		$1,500

(1)	See “Caution related to sensitivities” above.
(2)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(3)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

The total sensitivity decreased as a result of the additional swaps and other trading activities that were executed in the fourth quarter, however this was offset by the impact of market movements and other liability changes.

Reserves are determined by testing a range of future interest rate scenarios, including those prescribed by actuarial standards of practice.  These future scenarios are derived from interest rates and spreads at the end of the quarter.  The scenario that produces the highest reserve requirement determines the reserve held at the end of the quarter and is called the booking scenario.  Should interest rates and corporate spreads further decline in parallel and by the amounts indicated (and potentially smaller amounts), the future interest rate scenario that would produce the highest reserve, or booking scenario, could change in some jurisdictions to a scenario where then current interest rates, spreads and investment in corporate bonds prevail for the lifetime of the business.  This compares to our current booking scenario which begins with current rates grading to a URR with corporate bond spreads that grade to an expected long term level over five years and a linear reduction in future investment in corporate bonds to zero over 20 years.

The impact of the change in the booking scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities shown above.  For this reason, the impact of changes less than the amounts indicated are unlikely to be linear relative to this estimate.  The change in booking scenario added approximately $500 million to the impact of a 100 basis point decline in interest rates and $300 million to the impact of a 50 basis point reduction in corporate spreads.  Actual results in the future will be affected by a wide variety of factors and no simple formula can accurately predict the potential impact.

Changes in the market value of the AFS fixed income assets may provide a partial natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to sell AFS fixed income investments with appropriate unrealized gains or losses in order to realize the gain or loss.  The Company reported $9 million of net realized losses on AFS fixed income assets and interest rate derivative positions held in surplus segments in the fourth quarter of 2011 and at December 31, 2011 we had net after-tax unrealized gains of $131 million on the AFS fixed income assets held in the surplus segments.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the impact on the change in market value of AFS fixed income assets in the surplus segment(1),(2)

As at	December 30, 2011				September 30, 2011						December 31, 2010
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,000)		$700		$(1,000)		$800		$(1,800)		$1,500
Impact of the change in the market value of AFS fixed income assets held in the surplus segment(2)	800		(700)		700		(700)		1,200		(900)
Impact including 100% of the change in the market value of AFS fixed income assets held in the surplus segment(2)	$(200)		$-		$(300)		$100		$(600)		$600
(1)	See “Caution related to sensitivities” above.
(2)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

Potential impact on MLI’s MCCSR ratio arising from an immediate one per cent parallel change in interest rates(1)

As at	December 30, 2011				September 30, 2011						December 31, 2010
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	(18)		13		(17)		13		(23)		19
Impact including 100% of the change in the market value of AFS fixed income assets held in the surplus segment(2)	(13)		8		(12)		8		(14)		12
(1)	See “Caution related to sensitivities” above.
(2)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads(1),(2)

As at	December 31, 2011				September 30, 2011				December 31, 2010
(C$ millions)	-50	bp	+50	bp	-50	bp	+50	bp	-50	bp	+50	bp
Corporate spreads(3),(4),(5)	$(900)		$500		$(900)		$600		$(500)		$400

(1)	See “Caution related to sensitivities” above.
(2)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.
(3)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(4)	Corporate spreads are assumed to grade to the long term average over five years.
(5)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Potential impact on annual net income attributed to shareholders arising from changes to swap spreads(1),(2),(3)

As at	December 31, 2011				September 30, 2011				December 31, 2010
(C$ millions)	-20	bp	+20	bp	-20	bp	+20	bp	-20	bp	+20	bp
Swap spreads	$600		$(600)		$600		$(600)		$200		$(200)

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in swap spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

E         ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.  Significant estimation processes relate to the determination of insurance and investment contract liabilities, evaluation of invested asset impairment, the application of derivative and hedge accounting, assessment of relationships with other entities for consolidation, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation of goodwill and intangible assets.  In addition, in the determination of the fair values of invested assets, where observable market data is not available, management applies judgment in the selection of valuation models.

Until the new IFRS standard for insurance contracts is completed and effective, our insurance contract liabilities continue to be valued under standards established by the Canadian Institute of Actuaries (CIA).

The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions have remained unchanged from practices under prior Canadian GAAP and are described on pages 61 to 69 of our 2010 Annual Report.  For a description of our accounting policy and estimation process related to the evaluation of invested asset impairment, assessment of relationships with other entities for consolidation, and the valuation of goodwill and intangible assets under IFRS, refer to pages 98 to 102 of our Annual Consolidated Financial Statements in our 2010 Annual Report and note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.

E2         Actuarial methods and assumptions

Changes in actuarial methods and assumptions in the fourth quarter of 2011 consisted of a small number of refinements to valuation methods. This resulted in a reserve decrease of $6 million and a net increase of $2 million to net income attributed to shareholders.

In the third quarter, the Company completed its annual review of actuarial methods and assumptions which resulted in a charge of $651 million net income attributed to shareholders. This amount excludes the impact of changes to the ultimate reinvestment rates and is explained in our Third Quarter 2011 Report to Shareholders.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

E3         Sensitivity of policy liabilities to changes in assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on net income attributed to shareholders arising from changes in policy liabilities asset related assumptions.

(C $ millions)	Increase (decrease) in after-tax income
As at	December 31, 2011		September 30, 2011			December 31, 2010
Asset Related Assumptions Updated Periodically in Valuation Basis Changes	increase	decrease	increase	decrease	increase decrease
100 basis point change in ultimate fixed income re-investment rates (1)	$1,700	$(1,900)	$1,700	$(1,900)	$1,500	$(1,900)
100 basis point change in future annual returns for public equities (2)	900	(900)	900	(900)	900	(900)
100 basis point change in future annual returns for other non fixed income assets (3)	4,200	(3,800)	4,200	(3,600)	3,100	(2,900)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling (4)	(300)	300	(300)	300	(300)	300

(1)
Current URRs in Canada are 1.60% per annum and 3.70% per annum for short and long-term bonds, respectively, and in the U.S. are 1.10% per annum and 3.90% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the December 31, 2011 government bond rates, continuation of current rates or a further decline could have a material impact on net income.  However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(2)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities.  For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $700 million (December 31, 2010 – $700 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(700) million (December 31, 2010 – $(800) million).

(3)
Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The assumed returns on other non-fixed income assets net of provisions for adverse deviation and after taking into account the impact of differential taxation, have a similar impact on policyholder liabilities as the assumptions for public equities.  The increased sensitivity from December 31, 2010 to December 31, 2011 is primarily related to the drop in fixed income rates (reducing the rate at which funds can reinvest in) as well as the change in foreign exchange rates.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

E4	Goodwill impairment testing

As disclosed in our 2010 Annual Report, as a result of the economic conditions and de-risking activities in 2010, the carrying value of goodwill was reduced to its recoverable value for our JH Life, JH Variable Annuities and Canadian Individual Insurance cash generating units.  Going forward, we noted that a further deterioration in economic factors could result in future impairments.

In the fourth quarter of 2011, we updated our 2012 business plan including in-force and new business embedded values.  We use these measures in determining the recoverable amount of our businesses in our annual goodwill impairment testing completed during the fourth quarter.  The current economic environment, including the persistent low interest rates, reduced the recoverable amounts of our life insurance businesses, principally in the U.S., for IFRS goodwill impairment testing purposes. In particular, these updates resulted in an impairment of US$650 million (C$665 million), the amount of the goodwill allocated to the U.S. Life Insurance business under IFRS.

In addition, we updated our goodwill impairment tests under U.S. GAAP during the fourth quarter. The current economic environment and outlook in the U.S. reduced the carrying value of goodwill allocated to our U.S. wealth reporting unit under U.S. GAAP by US$500 million (C$512 million).

The total carrying value of remaining goodwill as at December 31, 2011 after the impairment charges noted above is as follows:

Carrying value of goodwill by Cash Generating Unit (IFRS) and Reporting Unit (U.S. GAAP)(1) (C $ millions)	IFRS	U.S. GAAP
Asia and Japan
Hong Kong Individual Life and Wealth	$-	$556
Other Asia	132
Japan Insurance, Variable Annuities and Wealth	463
Canada Insurance		368
Canadian Individual Life	355
Canadian Affinity Markets	83
Canada Wealth		757
Canadian Wealth (excluding Manulife Bank)	750
Manulife Bank	-
Canadian Group Benefits and Savings	826	832
U.S. Insurance		-
JH Life Insurance	-
JH Long-Term Care	274
U.S. Wealth		821
JH Variable Annuities and Fixed Products	-
JH Mutual Funds and Retirement Plan Services	368
International Group Program Reinsurance	68	58
Corporate and Other	85	68
Total	$3,404	$3,460
(1)	IFRS goodwill is tested for impairment at the Cash Generating Unit level, a more granular level of testing compared to the testing performed under U.S. GAAP at the Reporting Unit level.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

E5         Future accounting and reporting changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2012 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective Date	Measurement / Presentation	Expected impact
Amendments to IFRS 7 “Financial Instruments: Disclosures”	Jan 1, 2012 and Jan 1, 2013	Disclosure	Not expected to have a significant impact
Amendment to IAS 12 “Income Taxes”	Jan 1, 2012	Measurement	Not expected to have a significant impact
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	Jan 1, 2013	Measurement and Disclosure	Currently assessing
IFRS 13 “Fair Value Measurement”	Jan 1, 2013	Measurement	Currently assessing
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2013	Presentation	Not expected to have a significant impact
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2013	Measurement	Could have a material adverse effect on the financial statements and regulatory capital at transition and subsequently
IFRS 9 “Financial Instruments”	Jan 1, 2015	Measurement	Currently assessing

For additional information please refer to our Second Quarter 2011 Report to Shareholders.

F         OTHER

F1         Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited historical financial statements which is prior Canadian GAAP for 2010 and earlier and IFRS for 2011 and beyond. Non-GAAP measures include: Net Income (Loss) Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings per Share excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; Deposits; Premiums and Deposits; Funds under Management; Capital and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income (loss) attributed to shareholders would have been assuming that existing hedges are unchanged and that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in

February 9, 2012 – Press Release Reporting Fourth Quarter Results

equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings (loss) per share excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings (loss) per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

	December 31,
For the quarter ended (in millions)	2011	2010
Weighted average number of actual common shares outstanding	1,795	1,773
Dilutive number of shares for stock-based awards	-	3
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,795	1,776
Dilutive number of shares for convertible instruments	-	97
Weighted average number of common shares used in the diluted earnings per share calculation	1,795	1,873

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity	Quarterly results			Year ended
(C$ millions)	4Q 2011	3Q 2011	4Q 2010	2011	2010
Net income (loss) attributed to common shareholders	$(90)	$(1,299)	$1,776	$44	$(1,742)
Opening total equity attributed to common shareholders	$23,077	$23,201	$21,856	$22,683	$25,836
Closing total equity attributed to common shareholders	$22,402	$23,077	$22,683	$22,402	$22,683
Weighted average total equity available to common shareholders	$22,740	$23,139	$22,270	$22,543	$24,259
Opening AOCI on AFS securities and cash flow hedges	$28	$259	$584	$278	$641
Closing AOCI on AFS securities and cash flow hedges	$13	$28	$278	$13	$278
Adjustment for average AOCI	$(21)	$(143)	$(431)	$(146)	$(459)
Weighted average total equity attributed to common shareholders excluding average AOCI adjustment	$22,719	$22,996	$21,839	$22,397	$23,800

ROE based on weighted average total equity attributed to common shareholders (annualized)	(1.6)%	(22.3)%	31.6%	0.2%	(7.2)%
ROE based on weighted average total equity attributed to common shareholders excluding average AOCI adjustment (annualized)	(1.6)%	(22.4)%	32.3%	0.2%	(7.3)%

February 9, 2012 – Press Release Reporting Fourth Quarter Results

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2010.
Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly results			Year ended
(C$ millions)	4Q 2011	3Q 2011	4Q 2010	2011	2010
Premium income	$4,540	$4,262	$4,714	$17,504	$18,098
Deposits from policyholders	5,575	5,109	6,025	21,689	24,544
Premiums and deposits per financial statements	$10,115	$9,371	$10,739	$39,193	$42,642
Investment contract deposits	126	27	135	289	298
Mutual fund deposits	3,309	3,790	3,662	16,640	12,612
Institutional advisory account deposits	627	602	443	2,807	2,700
ASO premium equivalents	666	666	662	2,679	2,647
Group benefits ceded premiums	941	931	933	3,754	3,675
Other fund deposits	133	158	145	699	532
Total premiums and deposits	$15,917	$15,545	$16,719	$66,061	$65,106
Currency impact	(175)	301	-	1,558	-
Constant currency premiums and deposits	$15,742	$15,846	$16,719	$67,619	$65,106

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results			Year ended
(C$ millions)	4Q 2011	3Q 2011	4Q 2010	2011	2010
Total invested assets	$226,520	$225,925	$201,222	$226,520	$201,222
Total segregated funds net assets	196,058	190,336	199,120	196,058	199,120
Funds under management per financial statements	$422,578	$416,261	$400,342	$422,578	$400,342
Mutual funds	49,399	47,743	47,726	49,399	47,726
Institutional advisory accounts (excluding segregated funds)	20,294	20,699	20,918	20,294	20,918
Other funds	7,381	7,106	7,971	7,381	7,971
Total fund under management	$499,652	$491,809	$476,957	$499,652	$476,957
Currency impact	(9,744)	(17,234)	-	(9,744)	-
Constant currency funds under management	$489,908	$474,575	$476,957	$489,908	$476,957

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of: (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results			Year ended
(C$ millions)	4Q 2011	3Q 2011	4Q 2010	2011	2010
Total equity	$24,879	$25,343	$24,675	$24,879	$24,675
Add AOCI loss on cash flow hedges	91	96	55	91	55
Add liabilities for preferred shares and capital instruments	4,012	3,475	4,004	4,012	4,004
Total Capital	$28,982	$28,914	$28,734	$28,982	$28,734

Sales are measured according to product type:
•
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance.

•
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

•
For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

•
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F2           Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2015 management objectives for earnings and return on equity, management objectives with respect to hedging equity markets and interest rate risks and potential future changes related to fixed income URR assumptions if current low interest rates persist.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including the case of our 2015 management objectives for earnings and return on equity, the assumptions described under “Key Planning Assumptions and Uncertainties” in our 2010 Annual Report and actual results may differ materially from those expressed or implied in such statements. Important

February 9, 2012 – Press Release Reporting Fourth Quarter Results

factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2010 Annual Report; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	December 31
	2011	2010	% Change

Net income (loss)	$(55)	$1,825	-
Less: Net income attributed to non-controlling interest in subsidiaries	(14)	(8)	75
Net income attributed to participating policyholders	-	(21)	-
Net income (loss) attributed to shareholders	$(69)	$1,796	-
Preferred share dividends	(21)	(20)	5
Net income (loss) available to common shareholders	$(90)	$1,776	-

Premiums and deposits:
Premiums and deposits - targeted growth products
Life and health insurance premiums	$2,900	$2,779	4
Annuity and pension premiums	829	949	(13)
Investment contract deposits	126	135	(7)
Segregated fund deposits	4,499	4,755	(5)
Mutual fund deposits	3,309	3,662	(10)
Institutional advisory account deposits	627	443	42
ASO premium equivalents	666	662	1
Group Benefits ceded	941	933	1
Other fund deposits	133	145	(8)
Total premiums and deposits - targeted growth products	$14,030	$14,463	(3)
Premiums and deposits - products not targeted for growth	1,887	2,256	(16)
Total premiums and deposits	$15,917	$16,719	(5)

Funds under management:
General fund	$226,520	$201,222	13
Segregated funds excluding institutional advisory accounts	193,807	196,868	(2)
Mutual funds	49,399	47,726	4
Institutional advisory accounts	22,545	23,170	(3)
Other funds	7,381	7,971	(7)
Total funds under management	$499,652	$476,957	5

Capital:
Liabilities for preferred shares and capital instruments	$4,012	$4,004	-
Equity
Non-controlling interest in subsidiaries	415	410	1
Participating policyholders' equity	249	160	56
Shareholders' equity
Preferred shares	1,813	1,422	27
Common shares	19,560	19,254	2
Contributed surplus	245	222	10
Retained earnings	2,501	3,393	(26)
Accumulated other comprehensive income (loss) on AFS securities and translation of foreign operations	187	(131)	-
Total capital	$28,982	$28,734	1

Selected key performance measures:
Basic earnings (loss) per common share	$(0.05)	$1.00
Diluted earnings (loss) per common share, excluding convertible instruments	$(0.05)	$1.00
Diluted earnings (loss) per common share	$(0.05)	$0.96
Return on common shareholders' equity (annualized) 1	(1.6)%	32.3%
Book value per common share	$12.44	$12.76
Common shares outstanding (in millions)
End of period	1,801	1,778
Weighted average - basic	1,795	1,773
Weighted average - diluted (excluding convertible instruments)	1,795	1,776
Weighted average - diluted	1,795	1,873

1 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Consolidated Statements of Income (Loss)

(Canadian $ in millions except per share information, unaudited)	For the three months ended
	December 31
	2011	2010
Revenue
Premium income	$4,540	$4,714
Investment income
Investment income	2,034	2,243
Realized/ unrealized gains (losses) on assets supporting insurance and investment contract liabilities and deposits 1	1,360	(5,187)
Other revenue	1,765	1,650
Total revenue	$9,699	$3,420
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$2,224	$2,193
Maturity and surrender benefits	1,375	1,463
Annuity payments	802	794
Policyholder dividends and experience rating refunds	302	282
Net transfers (from) to segregated funds	(130)	27
Change in insurance contract liabilities	4,364	(5,469)
Change in investment contract liabilities	35	8
Ceded benefits and expenses	(1,325)	(1,149)
Change in reinsurance assets	(1,486)	328
Net benefits and claims	$6,161	$(1,523)
General expenses	1,134	1,082
Investment expenses	273	273
Commissions	987	1,071
Interest expense	288	273
Premium taxes	72	70
Goodwill impairment	665	-
Total contract benefits and expenses	$9,580	$1,246
Income before income taxes	$119	$2,174
Income tax expense	(174)	(349)
Net income (loss)	$(55)	$1,825
Less: Net income attributed to non-controlling interest in subsidiaries	(14)	(8)
Net income attributed to participating policyholders	-	(21)
Net income (loss) attributed to shareholders	$(69)	$1,796
Preferred share dividends	(21)	(20)
Net income (loss) available to common shareholders	$(90)	$1,776

Basic earnings (loss) per common share	$(0.05)	$1.00
Diluted earnings (loss) per common share, excluding convertible instruments	$(0.05)	$1.00
Diluted earnings (loss) per common share	$(0.05)	$0.96

1 For fixed income assets supporting insurance and investment contract liabilities, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

February 9, 2012 – Press Release Reporting Fourth Quarter Results

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)
As at December 31
Assets	2011	2010
Invested assets
Cash and short-term securities	$12,813	$11,849
Securities
Bonds	120,487	101,560
Stocks	10,243	10,475
Loans
Mortgages	35,023	32,837
Private placements	20,294	19,577
Policy loans	6,827	6,486
Bank loans	2,288	2,353
Real estate	7,466	6,353
Other investments	11,079	9,732
Total invested assets	$226,520	$201,222
Other assets
Accrued investment income	$1,802	$1,642
Outstanding premiums	781	671
Derivatives	15,472	4,000
Goodwill and intangible assets	5,442	5,907
Reinsurance assets	10,728	7,832
Deferred tax asset	1,757	1,373
Miscellaneous	3,542	3,000
Total other assets	$39,524	$24,425
Segregated funds net assets	$196,058	$199,120
Total assets	$462,102	$424,767

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$190,366	$158,312
Investment contract liabilities	2,540	2,990
Bank deposits	18,010	16,300
Deferred tax liability	766	640
Derivatives	7,627	3,287
Other liabilities	12,341	9,598
	$231,650	$191,127
Long-term debt	5,503	5,841
Liabilities for preferred shares and capital instruments	4,012	4,004
Segregated funds net liabilities	196,058	199,120
Total liabilities	$437,223	$400,092

Equity
Issued share capital
Preferred shares	$1,813	$1,422
Common shares	19,560	19,254
Contributed surplus	245	222
Shareholders' retained earnings	2,501	3,393
Shareholders' accumulated other comprehensive income (loss)	96	(186)
Total shareholders' equity	$24,215	$24,105
Participating policyholders' equity	249	160
Non-controlling interest in subsidiaries	415	410
Total equity	$24,879	$24,675
Total liabilities and equity	$462,102	$424,767

February 9, 2012 – Press Release Reporting Fourth Quarter Results